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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. )*


                       CARBO CERAMICS INC.
-----------------------------------------------------------------
                         (Name of Issuer)


              Common Stock, par value $.01 per share
-----------------------------------------------------------------
                  (Title of Class of Securities)


                            140781105
         -----------------------------------------------
                          (CUSIP Number)


                        Jesse P. Orsini,
                  600 E. Las Colinas Boulevard,
                           Suite 1520,
                       Irving, Texas 75039
                          (972) 401-0090
-----------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                        February 25, 1998
         -----------------------------------------------
                  (Date of Event which Requires
                    Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1746 (10-97)

                             SCHEDULE 13D

-----------------------                        -------------------------
CUSIP No. 140781105                               Page  2  of  9 Pages
-----------------------                        -------------------------

------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jesse P. Orsini

------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [ ]
         (b) [x]
------------------------------------------------------------------------
   3     SEC USE ONLY


------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF, OO
------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)               |_|

------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                           765,000
   NUMBER OF
     SHARES      -------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY
      EACH
    REPORTING    -------------------------------------------------------
     PERSON          9     SOLE DISPOSITIVE POWER
      WITH                 765,000

                 -------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         765,000

------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                    |_|


------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.2%

------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IN

------------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    Item 1.     Security and Issuer.

           The title of the class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $.01 per share, of CARBO CERAMICS INC. (the "Issuer"). The principal executive offices of the Issuer are located at 600 E. Las Colinas Boulevard, Suite 1520, Irving, Texas 75039.

    Item 2.     Identity and Background.

           (a-c, f) This statement on Schedule 13D is being filed by Jesse P. Orsini, a citizen of the United States of America. Mr. Orsini's principal occupation is his employment as President and Chief Executive Officer of the Issuer. He also serves as a Director of the Issuer. His business address is 600 E. Las Colinas Boulevard, Suite 1520, Irving, Texas 75039.

           (d-e) During the last five years, Mr. Orsini has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Item 3.     Source and Amount of Funds or Other Consideration.

           Mr. Orsini, who has been the Issuer's President and Chief Executive Officer, and a Director of the Issuer, since its organization in 1987, owned a total of 900,000 shares of Common Stock immediately prior to the closing of the Issuer's initial public offering (the "IPO") in April 1996. These shares consisted of (x) 600,000 shares of Common Stock that the Issuer originally granted to Mr. Orsini in 1991 and 200,000 shares that the Issuer originally granted to him in 1993, in each case as compensation for future services to the Issuer, and (y) 100,000 shares of Common Stock that Mr. Orsini purchased from the Company in 1993 in exchange for $500,000 in cash from Mr. Orsini's personal funds.1 Mr. Orsini disposed of 200,000 shares of Common Stock in the IPO as a selling shareholder and an additional 60,000 shares of Common Stock by gift, and he thereafter held, and continues to hold, the remaining 640,000 shares of Common Stock.

           In addition, as more fully described in Item 4 below, the Issuer granted to Mr. Orsini the Options in April 1996. The Options were granted in connection with Mr. Orsini's employment with the Issuer. Any funds used to purchase shares of Common Stock underlying the Options in connection with any future exercise thereof will be from Mr. Orsini's personal assets or from such other sources as Mr. Orsini may in his personal

--------
    1 This paragraph assumes that the conversion of the Company's non-voting common stock into Common Stock, and the 2000 for 1 stock split, which were completed just prior to the Company's IPO, had occurred prior to 1991.


                             Page 3
                            of 9 Pages
    capacity arrange. The vesting schedule for the Options, and the price to be paid in connection with any exercise thereof, are described in Item 4 below.

    Item 4.     Purpose of Transaction.

           As more fully described in Item 3 above, 800,000 of the shares of Common Stock held by Mr. Orsini immediately prior to the IPO were granted to him by the Issuer as compensation for future services and 100,000 of such shares were sold to him by the Issuer for cash consideration. In addition, in April 1996 the Issuer granted to Mr. Orsini options to purchase 250,000 shares of Common Stock (the "Options"). The Options were granted pursuant to a Stock Option Award Agreement, dated as of April 26, 1996, between the Issuer and Mr. Orsini (the "Grant"), in accordance with the Issuer's 1996 Stock Option Plan for Key Employees (the "Plan"), the purposes of which were to advance the interests of the Issuer and its shareholders by providing officers and key employees of the Issuer with an additional incentive to perform in a superior manner and to attract experienced and able personnel to the Issuer. The Grant and the Plan are set forth as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated by reference herein.

           Under the terms of the Grant, the exercise price for the Options is $17.00 per share of Common Stock. The Grant provides that 62,500 of the Options first become exerciseable on April 26, 1997 and an additional 62,500 Options will first become exerciseable on each successive anniversary of such date. Once vested the Options may be exercised, in whole or in part, at any time until April 26, 2006. Under the terms of the Plan, however, the Options may cease to be exerciseable before April 26, 2006 upon the termination of Mr. Orsini's employment with the Issuer. In addition, the Plan provides that upon the occurrence of specified events resulting in a change in control of the Issuer, each outstanding Option will become fully and immediately exerciseable and will remain exerciseable until its expiration, termination or cancellation pursuant to the terms of the Plan. Mr. Orsini may be deemed under Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Act") to beneficially own the 125,000 shares underlying the 62,500 Options that became exerciseable on April 26, 1997 and the 62,500 Options that are scheduled to become exerciseable on April 26, 1998. In addition, according to the vesting schedule set forth in the Grant and assuming that the conditions set forth therein and in the Plan are satisfied, he will become the beneficial owner of 62,500 additional shares of Common Stock on each of
    (x) the date 60 days prior to April 26, 1999 and (y) the date 60 days prior to April 26, 2000.

           Mr. Orsini holds the shares of Common Stock and the Options reported herein for investment purposes. Mr. Orsini has no plans or proposals that relate to or would result in any transactions involving the Issuer or securities of the type or kind listed in Item 4 of Schedule 13D adopted under the Act.


                             Page 4
                            of 9 Pages

    Item 5.     Interest in Securities of the Issuer.

           (a-b) Mr. Orsini may be deemed to have a direct beneficial ownership interest in 765,000 shares of Common Stock, consisting of the 640,000 shares of Common Stock he currently holds and the 125,000 shares that are subject to Options that (as more fully described in Item 4 above) vested on April 26, 1997 or are scheduled to vest on April 26, 1998, as the case may be. 765,000 shares of Common Stock represent approximately 5.2 percent of the shares of Common Stock outstanding (based on a total of 14,727,000 shares of Common Stock outstanding, consisting of the sum of (x) the 14,602,000 shares of Common Stock reported to have been issued and outstanding as of March 6, 1998 in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and (y) 125,000 shares that are subject to such of the Options as are currently exerciseable or are scheduled to become exerciseable on April 26, 1998, which shares are deemed to be outstanding for such purposes under Rule 13d-3(d)(1)(i) under the Act). Mr. Orsini has sole power to vote or to direct the vote with respect to, and sole power to dispose or direct the disposition of, all shares of Common Stock reported herein.

           (c) Mr. Orsini has not effected any transactions in the Issuer's Common Stock during the past sixty days.

           (d-e)  Not applicable.

    Item 6.     Contracts, Arrangements, Understandings or
                Relationships with Respect to Securities of the Issuer.

           Other than the provisions of the Grant and the Plan relating to the Options, described in Item 3 and Item 4 above and set forth as Exhibit 1 and Exhibit 2 hereto, respectively, Mr. Orsini has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Issuer.

    Item 7.     Material to be filed as Exhibits.

           Exhibit 1.   Stock Option Award Agreement, dated as of
                        April 26, 1996, between the Issuer and
                        Mr. Orsini

           Exhibit 2.   1996 Stock Option Plan for Key Employees
                        (incorporated by reference to exhibit 4.1 to the Issuer's Form S-8 Registration
                        Statement No. 333-25845)


                             Page 5
                            of 9 Pages

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    Dated:  April 17, 1998


                            /s/ Jesse P. Orsini
                          --------------------------
                          Name:  Jesse P. Orsini


                             Page 6
                            of 9 Pages

                                                        Exhibit 1

STOCK OPTION AWARD AGREEMENT


           THIS AGREEMENT (the "Agreement"), made as of this 26th day of April, 1996, between Carbo Ceramics Inc. (the "Company"), a Delaware corporation, with its principal offices at 600 East Las Colinas Boulevard, Suite 1520, Irving, Texas 75039, and Jesse
P. Orsini (the "Participant"), who resides at 3713 Santiago Court, Irving, Texas 75062.

           WHEREAS, the Company has adopted and maintains the Carbo Ceramics Inc. 1996 Stock Option Plan for Key Employees (the
"Plan");

           WHEREAS, Section 6 of the Plan provides for the award to participants in the Plan of Options to purchase shares of common stock of the Company, $.01 par value per share ("Common
Stock");

           NOW THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

           1. Grant of Stock Option. Pursuant to, and subject to, the terms and conditions set forth herein and in the Plan, the Company hereby grants to the Participant an Option to purchase 250,000 shares of Common Stock for an exercise price of $17.00 per share (the "Option").

           2. Exercise of Option. The Option shall be exercisable only in accordance with the provisions of this Agreement and of the Plan. The Option shall be first exercisable:

           (a) to the extent of 62,500 shares of Common Stock subject thereto, on April 26, 1997;

           (b) to the extent of 62,500 shares of Common Stock subject thereto, on April 26, 1998;

           (c) to the extent of 62,500 shares of Common Stock subject thereto, on April 26, 1999; and

           (d) to the extent of the remaining 62,500 shares of Common Stock subject thereto, on April 26, 2000.

All or a portion of the Option may become earlier exercisable or forfeited in accordance with the terms of the Plan. In no event may the Option be exercised with respect to any shares of Common
Stock subject thereto after April 26, 2006.


                             Page 7
                            of 9 Pages

           3. Non-Transferability. During the lifetime of the Participant, the Option shall be exercisable only by him or his guardian or legal representative. The Option shall not be assignable or transferable otherwise than by will or by the laws of descent and distribution.

           4. Modification and Waiver. Except as provided in the Plan with respect to determinations of the Committee and subject to the Company's Board of Directors' right to amend the Plan, neither this Agreement nor any provision hereof can be changed, modified, amended, discharged, terminated or waived orally or by any course of dealing or purported course of dealing, but only by an agreement in writing signed by the Participant and the Company. No such agreement shall extend to or affect any provision of this Agreement not expressly changed, modified, amended, discharged, terminated or waived or impair any right consequent on such a provision. The waiver of or failure to enforce any breach of this Agreement shall not be deemed to be a waiver or acquiescence in any other breach thereof.

           5. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to its principles of conflicts of law.

           6. Participant Acknowledgment. The Participant hereby acknowledges receipt of a copy of the Plan.

           7. Incorporation of Plan. All terms and provisions of the Plan are incorporated herein and made part hereof as if stated herein. If any provision hereof and of the Plan shall be in conflict, the terms of the Plan shall govern (except with respect to Section 9 of this Agreement). All capitalized terms used herein and not defined herein shall have the meanings assigned to them in the Plan.

           8. Entire Agreement. This Agreement represents the final, complete and total agreement of the parties hereto respecting the Option and the matters discussed herein and this Agreement supersedes any and all previous agreements and understandings, whether written, oral or otherwise, relating to the Option and such matters.

           9. Termination of Employment. If, under the Employment Agreement between the Participant and the Company, dated April 19, 1996, the Company terminates the Participant's Term and employment thereunder without Cause (as such terms are defined in such Employment Agreement), the Option shall become fully and immediately exercisable with respect to all the shares of Common Stock subject thereto and shall remain exercisable until the expiration of thirty (30) days after such termination, on which date it shall expire; provided, however, that the Option shall terminate on, and may not be exercised with respect to any shares of Common Stock subject thereto after, April 26, 2006.

           IN WITNESS WHEREOF, Carbo Ceramics Inc. has caused this Agreement to be duly executed by its duly authorized officer and said Participant has hereunto signed this Agreement on his own behalf, THEREBY REPRESENTING THAT HE HAS CAREFULLY


                             Page 8
                            of 9 Pages

READ AND UNDERSTANDS THIS AGREEMENT AND THE PLAN, as of the day and year first above written.

                               CARBO CERAMICS INC.



                               By: /s/  Paul G. Vitek
                                  ------------------------

                               JESSE P. ORSINI

                                 /s/  Jesse P. Orsini
                               ---------------------------



                             Page 9
                            of 9 Pages